08004876

Reliance
Industries Limited

RECEIVED
2008 SEP 12 A 9:51
OFFICE OF INTERNATIONAL CORPORATE FINANCE

September 10, 2008

File No.82-3300

Securities Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.Y.
Washington D.C. 20549
USA

SUPPL

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following document filed with the domestic stock exchanges, for your information and record:

Sr No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1	Clause 36	September 10, 2008	Media Release titled "Reliance Industries sets up trading subsidiaries in London and Singapore".

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

S. Sudhakar
Vice President
Corporate Secretarial

PROCESSED
SEP 16 2008
THOMSON REUTERS

Encl: a/a

Reliance
Industries Limited

September 10, 2008

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

National Stock Exchange of India Limited
Exchange Plaza
Plot No. C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

Scrip Code: 500325
Fax No.2272 2037 / 2272 3719

Trading Symbol: "RELIANCE EQ"
Fax No.2659 8237 / 38

Dear Sirs,

Sub: Media Release

A Media Release issued by the Company titled "Reliance Industries sets up trading subsidiaries in London and Singapore" is attached for your perusal and information.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

S. Sudhakar
Vice President
Corporate Secretarial

Encl: a/a

Copy to:
The Luxembourg Stock Exchange
Societe de la Bourse de Luxembourg
SA 11, Avenue de la Porte-Neuve
B P 165, L – 2011
Luxembourg
Fax No. 00352 473298

END